UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

McNab Creek Gold Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

582503 10 8

(CUSIP Number)

Kenneth G. Townsend

Suite 1128, 789 West Pender Street

Vancouver, B.C.  V6C 1H2

Telephone:  (604) 669-9330

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Kenneth G. Townsend

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Canadian

Number of

7.

Sole Voting Power:

20,155,200

Shares-

Beneficially

8.

Share Voting Power:

20,155,200

Owned by Each

Reporting

9.

Sole Dispositive Power:

20,155,200

Person With

10.

Shared Dispositive Power:

20,155,200

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

20,155,200

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

56.36%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0001 par value (“Common Stock”) of McNab Creek Gold Corp., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Suite 1128, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

Item 2.  Identity and Background

(a)

This statement is being filed by Kenneth G. Townsend (“Townsend”).

(b)

Mr. Townsend’s business address is Suite 1128, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2

(c)

Mr. Townsend is a retired franchise owner and distributor for Ecofuel Diesel Saver in the Provinces of British Columbia and Alberta.

(d)-(e)

During the last five years, Mr. Townsend has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Townsend been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Townsend being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Townsend is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Townsend subscribed for 544,000 common shares of the Company at a price of $0.01 per share for total subscription proceeds of US$5,440 as part of the Company’s private placement on March 31, 2004.

On December 31, 2005, Mr. Townsend was issued 383,760 common shares of the Company at a price of $0.10 per share to settle outstanding indebtedness owing to Mr. Townsend in the amount of US$38,376.

Also on December 31, 2005, Mr. Townsend subscribed for 80,000 common shares of the Company at a price of $0.10 per share for total subscription proceeds of US$8,000 as part of the Company’s private placement.

On May 19, 2006, the Company effected a one for 20 forward share split which resulted in Mr. Townsend owning 20,155,200 common shares of the Company.

Item 4.  Purpose of Transaction

Mr. Townsend acquired the securities for investment purposes.  There are no other plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 35,759,200 shares of Company common stock outstanding on May 19, 2006 which is the effective date of the Company’s forward stock split.

Mr. Townsend beneficially owns 20,155,200 common shares of Company common stock, representing 56.36% of the outstanding common stock.  Mr. Townsend has the sole voting and dispositive power on his 20,155,200 common shares of the Company.

(c)

Except as described herein, Mr. Townsend has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2006

Date

/s/Kenneth G. Townsend

Signature

Kenneth G. Townsend

Name/Title